Exhibit 99.3

The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Nine months Ended Sep 30, 2014	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012	Year Ended Dec 31, 2011	Year Ended Dec 31, 2010	Year Ended Dec 31, 2009
in € millions, except ratios
Earnings:
1. Income (loss) before income tax expense	2,864	1,456	814	5,390	3,975	5,202
2. Add: Fixed charges excluding capitalized interest (Line 10)	8,271	11,045	15,901	17,207	13,493	14,762
3. Less: Net income (loss) from equity method investments	493	369	163	(264)	(2,004)	59

4. Earnings including interest on deposits	10,641	12,132	16,552	22,860	19,472	19,905
5. Less: Interest on deposits	2,116	3,360	4,946	5,958	3,800	5,119

6. Earnings excluding interest on deposits	8,525	8,773	11,606	16,902	15,672	14,786

Fixed Charges:
7. Interest Expense	8,063	10,768	15,619	16,921	13,196	14,494
8. Estimated interest component of net rental expense	208	277	283	286	297	268
9. Amortization of debt issuance expense	0	0	0	0	0	0

10. Total fixed charges including interest on deposits and excluding capitalized interest	8,271	11,045	15,901	17,207	13,493	14,762
11. Add: Capitalized interest	0	0	0	0	0	0

12. Total fixed charges	8,271	11,045	15,901	17,207	13,493	14,762
13. Less: Interest on deposits (Line 5)	2,116	3,360	4,946	5,958	3,800	5,119

14. Fixed charges excluding interest on deposits	6,155	7,685	10,954	11,249	9,692	9,641

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.29	1.10	1.04	1.33	1.44	1.35

Excluding interest on deposits (Line 6/Line 14)	1.39	1.14	1.06	1.50	1.62	1.53

Comparatives for 2012 have been adjusted to reflect changes according to IFRS 10, IFRS 11, IAS 19, IAS 27 and IAS 28, which had to be applied retrospectively.

Comparatives for Interest expense and for Interest on deposits have been restated for 2012 and 2011.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.

No preference security dividends were paid in any of the periods reported in the above table. Accordingly, the ratios of earnings to combined fixed charges and preference security dividends for each period would be the same as the ratio of earnings to fixed charges reported above for such period (whether including and excluding interest on deposits).